# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freenome, Inc., CIK 0002017526
CUSIP: 35661P100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Genesis Marina, 3300 Marina Blvd, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000904566

## Reporting persons
- Roche Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,692,766; sole dispositive power 0; shared dispositive power 18,692,766; aggregate amount beneficially owned 18,692,766 (17.4% of the class)
  Comment: The securities reported in Items 6, 8 and 9 herein consist of (i) 18,055,686 shares of common stock held of record by Roche Holdings, Inc. and (ii) 637,080 shares of common stock held of record by Roche Finance Ltd. The percentage in Item 11 is calculated based upon 107,446,814 shares of the Issuer's common stock outstanding as of July 20, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2026.
- Roche Finance Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 18,692,766; sole dispositive power 0; shared dispositive power 18,692,766; aggregate amount beneficially owned 18,692,766 (17.4% of the class)
  Comment: The securities reported in Items 6, 8 and 9 herein consist of (i) 18,055,686 shares of common stock held of record by Roche Holdings, Inc. and (ii) 637,080 shares of common stock held of record by Roche Finance Ltd. The percentage in Item 11 is calculated based upon 107,446,814 shares of the Issuer's common stock outstanding as of July 20, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2026.
- Roche Holding Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 18,692,766; sole dispositive power 0; shared dispositive power 18,692,766; aggregate amount beneficially owned 18,692,766 (17.4% of the class)
  Comment: The securities reported in Items 6, 8 and 9 herein consist of (i) 18,055,686 shares of common stock held of record by Roche Holdings, Inc. and (ii) 637,080 shares of common stock held of record by Roche Finance Ltd. The percentage in Item 11 is calculated based upon 107,446,814 shares of the Issuer's common stock outstanding as of July 20, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2026.

## Item 1. Issuer
Name of issuer: Freenome, Inc.
Address of issuer's principal executive offices: Genesis Marina, 3300 Marina Blvd, Brisbane, CA 94005

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed jointly by Roche Holdings, Inc., Roche Finance Ltd and Roche Holding Ltd (collectively, the "Reporting Persons"). Roche Holdings, Inc. is a wholly owned subsidiary of Roche Finance Ltd, which is a wholly owned subsidiary of Roche Holding Ltd. A Joint Filing Agreement is attached as Exhibit 99.1.
Address of principal business office or, if none, residence: Roche Holdings, Inc.: 1 DNA Way, Mailstop 49, South San Francisco, California 94080Roche Finance Ltd: Grenzacherstrasse 122, CH 4070 Basel, SwitzerlandRoche Holding Ltd: Grenzacherstrasse 124, CH 4070 Basel, Switzerland
Citizenship: Roche Holdings, Inc.: Delaware; Roche Finance Ltd: Switzerland; Roche Holding Ltd: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages. Roche Finance Ltd may be deemed to beneficially own the shares held by Roche Holdings, Inc., its wholly owned subsidiary, and Roche Holding Ltd may be deemed to beneficially own the shares held by both Roche Finance Ltd and Roche Holdings, Inc.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Roche Holdings, Inc.: /s/ Anjna Mehta, Anjna Mehta, Authorized Signatory (09/01/2026)
- Roche Finance Ltd: /s/ Anja Harmeier, Anja Harmeier, Authorized Signatory (09/01/2026)
- Roche Finance Ltd: /s/ Peter Trybus, Peter Trybus, Authorized Signatory (09/01/2026)
- Roche Holding Ltd: /s/ Claudia Bockstiegel, Claudia Bockstiegel, Authorized Signatory (09/01/2026)
- Roche Holding Ltd: /s/ Peter Trybus, Peter Trybus, Authorized Signatory (09/01/2026)